UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2023

COMMISSION FILE NUMBER 001-40173

Steakholder Foods Ltd.
(Translation of registrant’s name into English)

Steakholder Foods Ltd.
5 David Fikes St., Rehovot 7632805 Israel
+972 -73-541-2206
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F:

Form 20‑F ☒   Form 40‑F ☐

This Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-264110) and Form S-8 (File Nos. 333-255419, 333-267045 and 333-271112).

On July 25, 2023, Steakholder Foods Ltd. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”), pursuant to which the Company agreed to sell and issue in a registered direct offering, (i) 1,095,000 American Depositary Shares (“ADSs”), each ADS representing ten (10) ordinary shares (the “Shares”), no par value, of the Company and (ii) pre-funded warrants (the “Pre-funded Warrants”) to purchase up to 4,905,000 ADSs. Additionally, the Company agreed to sell and issue, in a concurrent private placement, unregistered warrants (the “Warrants”) to purchase up to 6,000,000 ADSs (collectively, the “Offering”). The offering price per ADS and accompanying Warrant is $1.00 and the offering price per Pre-funded Warrant and accompanying Warrant is $0.999.

The Pre-funded Warrants will be immediately exercisable at an exercise price of $0.001 per ADS and will not expire until exercised in full. The Warrants have a term of three and one-half years from the date of issuance, and an exercise price of $1.10 per ADS.

The Purchase Agreement also contains representations, warranties, indemnification and other provisions customary for transactions of this nature. In addition, subject to limited exceptions, the Purchase Agreement provides that for a period of one year following the closing date, the Company will not effect or enter into an agreement to effect a “variable rate transaction” as defined in the Purchase Agreement. In addition, pursuant to the Purchase Agreement, the Company agreed to abide by certain customary standstill restrictions for a period of thirty days following the closing date.

Aggregate gross proceeds to the Company in respect of the Offering (assuming full exercise of Pre-funded Warrants and no exercise of the Warrants) is expected to be approximately $6,000,000, before deducting fees payable to the placement agent and other offering expenses payable by the Company. The Offering is expected to close on or about July 27, 2023, subject to satisfaction of customary closing conditions.

The Company also entered into a letter agreement with H.C. Wainwright & Co., LLC (the “Placement Agent”), pursuant to which the Placement Agent agreed to serve as the exclusive placement agent for the Company in connection with the Offering. The Company agreed to pay the Placement Agent a cash placement fee equal to 7.5% of the aggregate gross proceeds raised in the Offering, non-accountable expense allowance of $25,000 and up to $50,000 for fees and expenses of legal counsel. The Placement Agent will also receive placement agent warrants (the “Placement Agent Warrants”, and together with the ADSs, the Pre-funded Warrants, the Warrants, the ADSs issuable upon exercise of the Placement Agent Warrants, the Pre-funded Warrants, and the Warrants, the “Securities”) in an amount equal to 7.0% of the aggregate number of ADSs and ADSs issuable upon exercise of the Pre-funded Warrants sold in the Offering, at an exercise price equal to 125% of the offering price per ADS and a term expiring five years from the commencement of sales in the Offering.

The Shares represented by the ADSs, the Pre-funded Warrants, and the Shares represented by the ADSs underlying the Pre-funded Warrants to be issued in the Offering will be issued pursuant to a prospectus supplement dated as of July 25, 2023, which will be filed with the U.S. Securities and Exchange Commission (the “SEC”), in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-264110), which became effective on April 13, 2022, and the base prospectus dated April 13, 2022 contained in such registration statement.

The purchaser has represented that they are accredited investors, as that term is defined in Regulation D, or qualified institutional buyers, as defined in Rule 144(A)(a), and have acquired such securities for their own account and have no arrangements or understandings for any distribution thereof. The offer and sale of the foregoing securities is being made without any form of general solicitation or advertising. The Warrants, the Placement Agent Warrants and the Shares represented by the ADSs underlying such Warrants and Placement Agent Warrants to be issued in the Offering have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) or applicable state securities laws. Accordingly, such securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the Securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing descriptions of the Purchase Agreement, the Pre-Funded Warrants, the Warrants, and the Placement Agent Warrants are not complete, and are qualified in their entireties by reference to the full text of such documents, copies of which are filed as exhibits to this Report on Form 6-K and are incorporated by reference herein.

Copies of the opinions of Meitar | Law Offices and Greenberg Traurig, P.A. relating to the securities issued in the Offering are attached as Exhibits 5.1 and 5.2, respectively.

The Company previously announced the pricing of the Offering in a press release issued on July 25, 2023, which was included as an exhibit to a Report on Form 6-K filed with the SEC on the same day.

Warning Concerning Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For example, this Report states that the Offering is expected to close on or about July 27, 2023. In fact, the closing of the Offering is subject to various conditions and contingencies as are customary in securities purchase agreements in the United States. If these conditions are not satisfied or the specified contingencies do not occur, this Offering may not close. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Steakholder Foods Ltd.

By:	/s/ Arik Kaufman
Name: Arik Kaufman
Title: Chief Executive Officer

Date: July 27, 2023

EXHIBIT INDEX

Exhibit	Description of Exhibit

5.1	Opinion of Meitar | Law Offices, Israeli legal counsel to the Company.
5.2	Opinion of Greenberg Traurig, P.A., U.S. legal counsel to the Company.
10.1	Form of Securities Purchase Agreement, dated as of July 25, 2023, between the Company and the purchaser identified on the signature pages thereto.
10.2	Form of Pre-Funded American Depository Shares Purchase Warrant.
10.3	Form of Redeemable Warrant to Purchase Ordinary Shares represented by American Depository Shares.
10.4	Form of Placement Agent Warrant
23.1	Consent of Meitar | Law Offices, Israeli legal counsel to the Company (included in Exhibit 5.1).
23.2	Consent of Greenberg Traurig, P.A., U.S. legal counsel to the Company (included in Exhibit 5.2).